

August 24, 2011

Via E-mail
Jason Xinghua Wu
Chief Executive Officer
China Nepstar Chain Drugstore Ltd.
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People's Republic of China

> **Re: China Nepstar Chain Drugstore Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 20, 2011**
> **File No. 001-33751**

We have reviewed your August 15, 2011 response to our July 22, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes To The Consolidated Financial Statements

1. Principles, Activities, Organization, and Basis of Presentation
(c) Organization, page F-12

1. With respect to our comment one, please also revise your proposed disclosure to be included in future filings to explicitly state if the equity pledge agreements are required under Chinese regulations to be registered with a governmental authority, and if so, whether such agreements are registered.

2   Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-14

2. With respect to your response to our comment two, please clarify how you concluded that the Regional Companies are not subject to consolidation under the guidance in the Variable Interest Entities subsection of ASC 810. It appears that the Transferee Companies lack decision-making rights because they have been contractually given to the Company.

(m) Revenue Recognition, page F-18

3. You state that the amount attributable to the free product is recognized as revenue at the point of sale. Please confirm that you will clarify that the cost of the free product given is recognized as an expense or tell us why revenue recognition is appropriate. Refer to ASC 605-50-45-3.

Item 15. Controls And Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 91

4. With respect to your response to our comment four, please provide additional details substantiating the CFO and the Finance Director's experience in preparing financial statements under U.S. GAAP and the extent to which they received their accounting training and education in the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant